Exhibit 5

Elliott Makes Public UBS Valuation Report

UBS Valuation Report supports Elliott’s view that NXP’s standalone value is well in excess of Qualcomm’s offer

Elliott responds to Qualcomm’s statement regarding the fair value of NXP

The report can be viewed at www.FairValueForNXP.com

NEW YORK (December 13, 2017) – Elliott Advisors (UK) Limited (“Elliott”), which advises funds that collectively hold an economic interest in NXP Semiconductors N.V. (NASDAQ: NXPI) (“NXP” or the “Company”) of approximately 6%, today released the UBS Valuation Report delivered to it by UBS Investment Bank (“UBS”) in which UBS estimates, as of the date of the report, that the midpoint of the trading multiples valuation of NXP’s shares is approximately $136.51 per share. Prior to the UBS Valuation Report being delivered to Elliott, the report underwent all UBS internal reviews that are customary in relation to UBS providing such a valuation report or opinion. Elliott encourages fellow shareholders to review the UBS Valuation Report and consider the analyses presented.

In response to Qualcomm’s claim that Elliott’s value assertion is “unsupportable,” Elliott directs Qualcomm and other interested parties to Elliott’s presentation released shortly before Qualcomm’s statement on Monday, December 11, which is available to view and download at www.FairValueForNXP.com. As detailed in the presentation, Elliott’s assessment of NXP’s valuation is based on extensive due diligence which has included input from numerous industry experts and advisors.

In addition, Elliott has today released the UBS Valuation Report, in which UBS estimates the value range of NXP’s shares on a trading basis to be approximately $120 to $150 per share. Elliott believes this report provides further evidence that its valuation is well supported and fair.

Elliott has now published both its own analysis and the analysis of UBS, each of which supports its assessment of NXP’s valuation.  Elliott encourages Qualcomm to publish the analysis it has undertaken to support its assertion that $110 is “full and fair.”

Interested parties are invited to visit Elliott’s website, www.FairValueForNXP.com, to receive additional information and to sign up for future updates.

1  Mid-point of trading multiples valuation ranges (average of 2018/19 P/E, EV/EBITDA and EV/OpFCF) as set forth in more detail in the UBS Valuation Report

About Elliott

Elliott Management Corporation manages two multi-strategy funds which combined have approximately $34 billion of assets under management. Its flagship fund, Elliott Associates, L.P., was founded in 1977, making it one of the oldest funds of its kind under continuous management. The Elliott funds’ investors include pension plans, sovereign wealth funds, endowments, foundations, funds-of-funds, high net worth individuals and families, and employees of the firm.

Media Contacts:

Sarah Rajani
Elliott Advisors UK
+44 (0) 20 3009 1475
srajani@elliottadvisors.co.uk

Stephen Spruiell
Elliott Management Corporation
+1 (212) 478 2017
sspruiell@elliottmgmt.com

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